FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date December 21, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: December 20, 2004

NEWS RELEASE 04-20

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

TYLER UPDATE

Calgary, Alberta - Tyler Resources Inc. (Tyler) is pleased to provide the following update.  Field activities at Bahuerachi have now been suspended for the Christmas period and are anticipated to resume by January 8th, 2005, with in excess of 6,100 meters of planned drilling left to be completed for the current phase of work.  A total of 5 reverse circulation (“RC”) drill holes and a further core hole (BAH-04-15) were completed on site prior to the Christmas break. The diamond drill core rig is at approximately 150 meters depth on drill hole BAH-04-#16.

All samples for the 5 RC holes and the core drilling completed to date have been sent to the laboratory in two batches.  Assay results for the first batch, containing one core hole and one RC hole are expected to be reported in the first week of January while the second batch is anticipated approximately two weeks thereafter.

Tyler granted stock options on December 17, 2004 under its 2002 Stock Option Plan for 1,300,000 common shares at an exercise price of $0.65 per share to its directors, officers, consultants and an employee for a period of five years.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The Tyler Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

SCHEDULE A

FOR THE THREE MONTHS ENDED OCTOBER 31, 2004

-

Interim financial statements for the three months ended October 31, 2004.

TYLER RESOURCES INC.

SCHEDULE B

FOR THE THREE MONTHS ENDED OCTOBER 31, 2004

1.

a)  Non-Arm’s Length Transactions

The following non-arm’s length transactions occurred during the three months ended October 31, 2004, (rounded to the nearest $1,000):

i)   paid or accrued $5,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space and $4,000 for lease operating costs.

ii)  paid or accrued $36,000 for consulting fees charged by officers’ companies and directors on a per diem basis for geological and administrative services provided.  (Geological fees directly related to specific mineral properties have been capitalized to those properties.)

iii)  paid or accrued to a corporation related by virtue of certain common officers and directors $9,000  for allocated office and secretarial expenses

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

b)

Mineral Property and Exploration Expenditures

See the detailed schedule of expenditures that forms part of the unaudited interim financial statements.

c)

Professional Fees

Professional fees for the three months ended October 31, 2004 and October 31, 2003 were comprised of the following:

	Three months ended October 31, 2004	Three months ended October 31, 2003
Audit and accounting fees	$ 11,350	$ 6,000
Legal and filing fees	3,905	(33)
Total	$ 15,255	$ 5,967

d)

General and Administrative Expenses

The following are the significant expenditures included in this financial statement category in the Statement of Operations for the three months ended October 31, 2004 and October 31, 2003:

Three months ended	October 31, 2004	October 31, 2003
Administrative consulting fees	$ 42,043	$ 7,439
Insurance	3,942	810
Occupancy costs	8,766	5,384
Office and secretarial	11,834	4,802
Website and networking	4,654	439
Travel and promotion	4,690	-
Investor publications	4,743	-
Interest on notes payable	-	3,949
Total General and Administrative Expense	$ 80,672	$ 22,823

TYLER RESOURCES INC.

SCHEDULE B

FOR THE THREE MONTHS ENDED OCTOBER 31, 2004

2.

SHARE CAPITAL

a)

Authorized and Issued

Authorized:  Unlimited number of common voting shares

                     Unlimited number of preferred shares

 Issued:  68,686,439 common shares

During the three months ended October 31, 2004, the Company issued 30,000 common shares for proceeds of $3,000 pursuant to the exercise of warrants and 225,000 common shares for proceeds of $22,500 pursuant to the exercise of options.

b)

Stock Options and Warrants

During the three months ended October 31, 2004, the following employee and consultants’ stock option transactions occurred:

	Number of options	Average Price
Balance July 31, 2004	6,322,500	$0.18
Exercised	(225,000)	$0.10
Balance October 31, 2004	6,097,500	$0.19

The following summarizes employee and consultants’ stock options outstanding at October 31, 2004:

Expiry Date	Number of shares	Exercise price
January 23, 2006	832,500	$0.10
January 29, 2007	75,000	$0.12
December 15, 2008	2,190,000	$0.10
January 29, 2009	1,500,000	$0.20
July 22, 2007	1,500,000	$0.35
	6,097,500

Pursuant to the brokered private placement during March, 2004, the Company granted options to the agents, (Agents’ Options), allowing them to purchase 1,040,240 Units at $0.25 per unit until September 16, 2005.  Each unit is comprised of one common share and ½ of a share purchase warrant.  Each whole purchase warrant may be exercised at $0.35 per share until September 16, 2005 to acquire one common share. As at October 31, 2004, no Agents’ Options had been exercised.

Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.  At October 31, 2004, 2,450,000 were outstanding.  Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement and all were outstanding at October 31, 2004.

c)

Escrow Shares

There are no escrow shares.

d)

Directors

James Devonshire      Greg Smith

Lesley Hayes             Jean Pierre Jutras

Shane Ebert

TYLER RESOURCES INC.

SCHEDULE C – MANAGEMENT DISCUSSION

FOR THE THREE MONTHS ENDED OCTOBER 31, 2004

1)

Principal Business of the Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company has interests in exploration properties in Mexico, the Northwest Territories and Saskatchewan.  The Company is an “exploration company” as its properties have not yet reached commercial production and none of its properties are beyond the advanced exploration stage. At this time all work planned by the Company is directed at discovering mineralization and increasing understanding of the characteristics and economics of that mineralization.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed primarily by the issuance of common shares.  None of the Company’s properties are in production.  Consequently, the company’s net income is not a meaningful indicator of its performance or potential.

2)

Mineral Properties

Mexico

The principal exploration property in Mexico is Bahuerachi, located in the state of Chihuahua roughly 8 kilometers north of the town of La Reforma, Sinaloa.  The base and precious metals of interest on the property are copper, gold, zinc and silver.  The Bahuerachi property is subject to an option agreement with a Mexican national, (the “Optionor”). At October 31, 2004, the Company had an approximate 95% interest in the property, subject to verification by the Optionor.  The property interest is held through Recursos Tyler S.A. de C.V., (Recursos Tyler), a Mexican corporation that holds the mineral claims in trust for the Company.  The Optionor holds the remaining 5% interest in the property at October 31, 2004.  This 5% property interest is convertible into a 10% net profits interest.  The 5% property interest or the 10% net profits interest, as the case may be, can be purchased by the Company for $700,000 US.

A field program consisting of adit rehabilitation, mapping and sampling was undertaken in August, 2003.  The adit sample provided an excellent section at depth with the geology observed at depth correlating well with previously sampled areas at surface.   The sampling consisted of representative, continuous chip sampling over a total of 152 meters in a section perpendicular to the general orientation of the main mineralized porphyritic intrusion, associated with endoskarns and stockworked sediments.  Copper and zinc sulphide and oxide mineralization was observed throughout the section.  Assay results were announced in the news release dated September 29, 2003.  The underground sampling showed good grades of copper in the initial part of the sample section, with increasing grades of copper, silver and gold over the last 5 meters sampled.

In February, 2004, an airborne geophysical survey was completed.  Initial plotting and review indicated a good correlation between the airborne geophysical data and known geology, as well as with previously recognized mineralization at the project’s Main Zone.

During April, 2004 the Company conducted reconnaissance work and hand trenching in areas to be drilled.  Assay results from this testing were published in the news release 04-09 released April 20, 2004.  Field mapping confirmed an extension of the Main Zone that had been indicated by the airborne geophysical data.

The Company commenced its Phase I drilling program in May, 2004 and concluded in June with the completion of 12 drill holes for a cumulative 1,084 meters of drilling.  Due to generally poor ground conditions, all drill holes were terminated before reaching their full planned target depths, often within mineralized zones.  Phase I drilling has confirmed the extensive and continuous nature of high grade

TYLER RESOURCES INC.

SCHEDULE C - MANAGEMENT DISCUSSION

FOR THE THREE MONTHS ENDED OCTOBER 31, 2004

2)  Mineral properties – Mexico (continued)

copper, gold, silver and locally zinc-bearing breccia and skarn bodies.  High-grade breccia/skarn zones have been traced at surface over a strike length exceeding 1,200 metres, and have been traced by drilling over a strike length of 500 metres, to depths of up to 100 metres.  The average width of this unit in drilling to date is approximately 24 metres and the weighted average grade of drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc.  The breccia unit remains open along strike and at depth. Encouraging grades within stockworked veined main mineralized porphiry in the northern part of the area tested during Phase I include 3.05 metres grading 0.73% copper and 3.05 metres grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  Combined with surface chip samples in variably leached intrusion grading 0.51% copper over 24 metres and 36 metres grading 0.40% copper, this provides an excellent porphyry copper target to be tested during Phase II.   The detailed results of drill holes one through twelve can be found in four news releases:  04-11, 04-12, 04-13, and 04-14 which were published in May through July, 2004.

The Company’s private placement in March, 2004 was used to finance the May/June drill program and will finance the fall 2004 Phase II drill program, budgeted in the range of $1,200,000 to $1,500,000, which will continue to test the strike, width, and depth potential at Bahuerachi, and aims to clearly demonstrate the bulk tonnage potential of the system.  The most significant portion of the Phase II budget is devoted to drilling which is expected to approximate $800,000.   There are currently two drill rigs on the property.  The Phase II program will consist of a minimum of 3,000 meters of drilling with budgetary provisions to perform in excess of 5,500 meters combined reverse circulation, (RC), and core drilling.  All drill holes will be positioned to begin in mineralized sediments, test an extensive supergene copper blanket, then cross the main high-grade breccia and end in the porphyry.  Drill results will be released in batches as drilling progresses.  Samples will be shipped to ALS Chemex in Hermosillo with final assay work conducted by ALS Chemex labs in Vancouver.

Canada

a)

Northwest Territories

During the year ended July 31, 2004 the Company granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by the Company of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively. These two properties were the Company’s only interests in the Northwest Territories, and their staged disposition will allow the Company to concentrate on its Mexican property – Bahuerachi.

In order to purchase the interests, Majescor will be required to pay the Company $300,000 in cash, (received $50,000), and issue 300,000 common shares, (received 100,000), and 200,000 warrants, (received 50,000 with an exercise price of $0.40 per share), to the Company over the course of two years.  The next payment comprised of $100,000 cash, 100,000 Majescor common shares and 50,000 common share purchase warrants is due January 23, 2005.  The warrants will be exercisable at prices ranging from $0.40 per share to $0.55 per share and will expire within two to three years of the warrant issue dates.

b)

Saskatchewan-Weedy Lake

The Weedy Lake property is located approximately 156 kilometers northeast of La Ronge, Saskatchewan.   During the year ended July 31, 2002 the Company entered into an option agreement with Golden Band Resources Inc., (Golden Band), whereby Golden Band can earn 50% of the Company’s interest in the property, (25.05% of the total property interest).  In order to earn the aforementioned interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement, having failed to deliver in a timely manner a report detailing expenditures incurred and details of the exploration program and results.  Management of the Company is currently negotiating the outright sale of the 50% property interest to Golden Band.  While Management believes that the carrying value of the property will be realized in the sale and is optimistic that the sale can be arranged, they can provide no assurances that a sale will be concluded at this time.

TYLER RESOURCES INC.

SCHEDULE C – MANAGEMENT DISCUSSION

FOR THE THREE  MONTHS ENDED OCTOBER 31, 2004

3)

 Operating Results

The net loss for the three months ended October 31, 2004 of $102,000 represents a $91,000 increase over the prior period’s loss.  Overhead recoveries ceased to be an income source for the Company in the current period, as they pertained to fees received by the Company for acting as operator for the joint venture with CDG Investments Inc., (CDG).   The joint venture ceased when the Company bought CDG’s share of the Bahuerachi mineral property during fiscal 2004.  This resulted in a decrease in revenues of $9,000.  Further, expenses increased $80,000 from the comparative period.

 “General and administrative” expenses have increased approximately $58,000 from the comparative period.  Administrative consulting fees increased approximately $35,000 from the comparative period.  Insurance increased $3,000, occupancy costs $2,400, office and secretarial costs $7,000, website and networking costs $4,200, travel and promotion $4,700 and investor publications $4,700.

With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community.  The significant increase in consulting expenses related to the time committed to boosting the Company’s profile in the investment community, including attendance at, and preparation for, numerous presentations, responding to investor phone calls and inquiries and making web site changes.  In addition various other administrative issues have become more demanding with the increased activity in the Company.  The increase in travel and promotion expenses and investor publication costs relates to the increased emphasis on investor relations that is addressed above.

The increase in insurance costs relates to the addition of a Directors’ and Officers’ Liability policy effective September, 2004.  No such policy was in place in the prior period.  Occupancy costs increased as a result of the Company’s sublease being adjusted effective July 1, 2004 to reflect the Company’s greater utilization of shared office space.  The increase in office and secretarial costs results from greater activity in the Company both as it pertains to investor relations and to exploration.  The increase in website and networking costs is associated with the cost of redesigning the Company website during the current period.  Comparative costs were unusually low due to the relative inactivity of the Company in the comparative period that coincided with its limited working capital.

Professional fees increased $9,000.  The Company incurred approximately $7,000 in professional fees associated with the preparation of a Regulatory Filing Document, (the 20F), for the United States.  The Company did not have comparative United States regulatory costs in the prior period.  Reporting to shareholder costs were $7,000 during the three months ended October 31, 2004 and $nil in the comparative period.  The fiscal 2004 audit was completed earlier than in the preceding year, hence the Company had already begun to incur shareholder reporting costs.  All of the fiscal 2003 Reporting to Shareholder costs were incurred in the second quarter of fiscal 2003.

The Company acquired capital assets late in fiscal 2004 and during the current period ended October 31, 2004.  Therefore there is a provision for amortization of capital assets during the current period and not during the comparative period.

4)

Liquidity and Capital Resources

At October 31, 2004, the Company had positive working capital of $2,186,000.    Cash was provided by the exercise of warrants and options during the current period for aggregate proceeds of $25,500 and the sale of investments for proceeds of approximately $14,000.  The largest use of cash during the period ended October 31, 2004 related to mineral property, drilling advances and capital asset expenditures aggregating $82,000.

During the prior period the Company received $23,000 for the recovery of mineral property expenditures, $10,000 by way of demand notes and $17,000 as proceeds on the disposal of investments.

TYLER RESOURCES INC.

SCHEDULE C – MANAGEMENT DISCUSSION

FOR THE THREE MONTHS ENDED OCTOBER 31, 2004

4)  Liquidity and Capital Resources (continued)

The cash operating expenditures during the period ended October 31, 2004 were significant at $131,000.  The increase over the comparative amount was largely due to the increase in operating expenses discussed above.  During the comparative period there was cash generated from operations of $6,000 since the Company had been deferring the payment of liabilities and had significantly curtailed operations due to very limited cash balances at October 31, 2003.

Subsequent to period-end and to December 15, 2004, the Company issued 3,191,293 common shares for proceeds of $562,873 pursuant to the exercise of employee stock options, (485,000 shares at $48,500); Agents Options, (494,960 shares at $123,740); and warrants, (2,211,333 shares at $390,633).

Significant changes in working capital amounts were as follows:

Prepaids increased approximately $23,000 from July 31, 2004 due to the timing of insurance policies and the fact that the Company had a significant prepaid amount relating to Directors’ and Officers’ Liability Insurance given that the policy commenced in September.

Payables and accrued liabilities, (combined related and non-related), decreased by approximately $23,000.  Subsequent to October 31, 2003 the Company completed its private placements and had cash available to pay the outstanding liabilities from period-end as well as ongoing operating and exploration expenditures.

5)

Financings, principal purposes and milestones

During December, 2003, the Company closed a private placement of 2,500,000 units at $0.06 per unit for gross proceeds of $150,000, (net after issue costs $146,500).  The proceeds were used to finance an airborne geophysical survey covering the Bahuerachi porphyry copper-gold project in Mexico and for working capital purposes.  Funds expended on the geophysical to July 31, 2004 aggregated $86,000.  The remainder of the funds was used for working capital.

In March 2004, the Company closed a brokered private placement of 13,003,000 units at $.25 per unit for gross proceeds of $3,250,750, (net $2,921,796).  The proceeds will finance the Company’s two-phase drilling and exploration programs on Bahuerachi and will be used for working capital.  Approximately $700,000 was expended on exploration on Bahuerachi during the period between the financing and July 31, 2004.  Approximately $1,200,000 to $1,500,000 is earmarked to finance the Phase II drilling program of which approximately $48,000 was incurred from August 1, 2004 to October 31, 2004.

6)

Exploration Expenditures

Refer to the Interim Schedule of Mineral Properties included in the financial statements.

7)

Related Party Transactions

Refer to Schedule B, item 1 a)

8)

Investor Relations

During the periods ended October 31, 2004 and October 31, 2003 the company paid $Nil to an investor relations individual or firm.  All investor relations activities, which included answering investor inquiries and providing information to brokers and potential investors, was undertaken by Company officers during the periods.

TYLER RESOURCES INC.

SCHEDULE C – MANAGEMENT DISCUSSION

FOR THE THREE MONTHS ENDED OCTOBER 31, 2004

9)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and foreign currency fluctuations.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise additional capital.  The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

10)

Outlook

The Company’s primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine.  As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.  The Company considers its most promising property at this time to be its Bahuerachi, Mexico property.  The Phase I drilling program has delivered promising results to date and the Company has commenced the Phase II drilling program.  With the completion of the $3 million private placement during March, 2004, the Company considers itself to be well-positioned financially to pursue additional exploration.

11)

Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets.  Mineral properties consist of exploration and mining concessions.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments.  The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the year.

12)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, James Devonshire, Chief Executive Officer of Tyler Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tyler Resources Inc., (the issuer) for the interim period ending October 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

December 21, 2004

Signed:

“James Devonshire”

James Devonshire, Chief Executive Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Jean Pierre Jutras, President and Chief Operating Officer of Tyler Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tyler Resources Inc., (the issuer) for the interim period ending October 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

December 21, 2004

Signed:

“Jean Pierre Jutras”

Jean Pierre Jutras, President/COO